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                                                       U. S. SECURITIES AND EXCHANGE COMMISSION
FORM 5
[  ] Check box if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.                   Washington, D.C. 20549
     See instruction 1(b).
[  ] Form 3 Holdings Reported.                   ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[  ] Form 4 Transactions Reported.
                              Filed pursuant to Section 16(a) of  the Securities Exchange Act of  1934, Section 17(a) of the Public
                                   Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of           2. Issuer Name and Ticker or Trading Symbol               6.  Relationship of Reporting Person to
   Reporting Person*                                                                           Issuer (Check all applicable)
                                 Dunes Hotels and Casinos, Inc.
                                                                                          ___  Director        X  10% Owner
--------------------------------------------------------------------------------                              ---
(Last)   (First)   (Middle)      3. IRS or Social Security    4.  Statement for           ___  Officer        ___ Other
                                    Number of Reporting            Month/Year                  (give title        (specify
General Financial Services, Inc.    Person (Voluntary)                                          below)             below)
                                                                   12/2000
-------------------------------                               ----------------------------------------------------------------------

          (Street)                                            5.  If Amendment, Date of   7. Individual or Joint/Group Filing
                                                                  Original (Month/Year       (Check applicable line)
                                                                                          ___  Form filed by One Reporting
8441 E. 32nd Street N                                              2/2001                      Person
                                                                                           X   Form filed by More than One
                                                                                          ---  Reporting Person
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(City)    (State)    (Zip)              Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned.

Wichita, Kansas  67226
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

1. Title of Security     2.  Trans-     3.  Trans-     4.  Securities Acquired (A)  5. Amount of      6.  Ownership   7.  Nature of
   (Instr. 3)                action         action         or Disposed of (D)          Securities         Form:           Indirect
                             date:          Code           (Instr. 3, 4 and 5)         Beneficially       Direct          Beneficial
                             (Month/        (Instr. 8)                                 Owned at           (D) or          Ownership
                             Day/                                                      End of Issuer's    Indirect        (Instr. 4)
                             Year)                                                     Fiscal Year.       (I)
                                                                                       (Instr. 3          (Instr. 4)
                                                                                       and 4)
                                                       -------------------------

                                                       Amount   (A) or   Price
                                                                (D)
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Series B Preferred Stock   08/11/00         P           120     A      $20.0000            120               D(1)
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Common Stock               08/04/99         P5       10,000     A       $0.6875                              I(2)      By GFS
                                                                                                                       Acquisition
                                                                                                                       Company, Inc.
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Common Stock               12/09/99         P5        2,500     A       $0.8000                              I(2)      By GFS
                                                                                                                       Acquisition
                                                                                                                       Company, Inc.
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Common Stock               04/06/00         P           500     A       $1.0000                              I(2)      By GFS
                                                                                                                       Acquisition
                                                                                                                       Company, Inc.
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Common Stock               05/01/00         P         5,000     A       $0.6560                              I(2)      By GFS
                                                                                                                       Acquisition
                                                                                                                       Company, Inc.
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Common Stock               09/25/00         P         2,500     A       $0.6875        903,922               I(2)      By GFS
                                                                                                                       Acquisition
                                                                                                                       Company, Inc.
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Common Stock                                                                         3,000,000               D(3)
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* If the Form is filed by more than one Reporting Person, see instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially
          owned directly or indirectly.                                         (Print or Type Responses)                Page 1 of 2


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FORM 5 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
1.Title of   2.Conver-  3.Trans-  4.Transac-  5.Number of  6.Date        7.Title      8.Price of   9.Number    10.Owner-   11.Nature
  Derivative   sion or    action    tion Code   Derivative   Exercisable   and Amount   Derivative   of Deriv-    ship        of In-
  Security     Exercise   Date      (Instr. 8)  Securities   and           of           Security     ative        Form of     direct
  (Inst. 3)    Price of   (Month/               Acquired     Expiration    Underlying   (Instr. 5)   Securities   Deriv-      Bene-
               Deriv-     Day/                  (A) or       Date          Securities                Beneficial-  ative       ficial
               ative      Year)                 Disposed     (Month/Day/   (Instr. 3                 ly Owned at  Security;   Owner-
               Security                         of (D)       Year)         and 4)                    End of       Direct      ship
                                                (Instr.3,                                            Month        (D) or      (Instr
                                                4, and 5)                                            (Instr. 4)   Indirect     4)
                                                                                                                  (I)
                                                                                                                  (Instr. 4)
                                              ------------------------------------------

                                              (A) (D) Date    Expira-   Title  Amount or
                                                      Exer-   tion Date        Number of
                                                      cisable                  Shares

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Explanation of Responses:  (1) The 120 shares of Series B preferred stock are beneficially owned directly by General Financial
Services, Inc. ("GFS").  Steve Miller is the sole stockholder, officer and director of GFS and as a result beneficially owns the shares of Series B preferred stock beneficially owned by GFS.  (2) The 903,922 shares of common stock are owned by GFS Acquisition
Company, Inc. ("GFS Acquisitin").  GFS is the sole stockholder of GFS Acquisition.  Mr. Miller is the sole director and officer of
GFS Acquisition.  GFS beneficially owns the 903,922 shares of common stock directy owned by GFS Acquisition as a result of its ownership of GFS Acquisition.  Steve Miller beneficiarlly owns the 903,922 shares of common stock owned by GFS Acquisition as a result of his ownership of GFS and his position as the sole officer and director of GFS and GFS Acquisition.  (3) The 3,000,000 shares of common stock are beneficiarlly owned directly by GFS.  Steve Miller is the sole stockholder, officer and director of GFS and as a result beneficiarlly owns the shares of common stock beneficiarlly owned by GFS.




                                                                    /s/ Steve K. Miller                               April 5, 2001
                                                                    --------------------------------------            -------------
                                                                    Steve K. Miller                                            Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                                                    GENERAL FINANCIAL SERVICES, INC.
Note:    File three copies of this Form, one of which
         must be manually signed.  If space provided is
         insufficient, see Instruction 6 for procedure.             By: /s/ Steve K. Miller                           April 5, 2001
                                                                        -----------------------------------           -------------
                                                                        Steve K. Miller, President                             Date



                                                                    GFS Acquisition Company, Inc.


                                                                    By: /s/ Steve K. Miller                           April 5, 2001
                                                                        -----------------------------------           -------------
                                                                        Steve K. Miller                                        Date



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Form 5

Reporting Person
General Financial Services, Inc.

Date of Event Requiring Statement
Year 2000

Issuer Name
Dunes Hotels and Casinos Inc.


List of Other Joint Filers

Names and Addresses

Steve K. Miller; 8441 E. 32nd Street N, Wichita, Kansas  67226
GFS Acquisition Company, Inc., 8441 E. 32nd Street N, Wichita, Kansas 67226